UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934*

Shermen WSC Acquisition Corp. (now known as Westway Group, Inc.)
(Name of Issuer)

Common Stock, $0.0001 par value
Units (of which shares of Common Stock are a part)
(Title of Class of Securities)

824197206
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 824197206	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 824197206	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON IN

This Amendment No. 2 to Schedule 13G (this "Amendment No. 2") is being filed with respect to the Common Stock of Shermen WSC Acquisition Corp. (now known as Westway Group, Inc.), par value $0.0001 per share (the “Common Stock”), a corporation organized under the laws of the State of Delaware (the "Company"), to amend the Schedule 13G filed on February 14, 2008 (as amended by Amendment No. 1 thereto filed on February 11, 2009 and this Amendment No. 2, the "Schedule 13G"). This Amendment No. 2 is being filed to report changes in the number of shares of Common Stock beneficially owned by the Reporting Persons and to report that the Reporting Persons no longer beneficially own more than 5% of the Common Stock.  Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13G.

Item 4:                            Ownership:

Item 4 is hereby amended and restated as follows:

The beneficial ownership of Common Stock by the Reporting Persons, as of December 31, 2009, is as follows:

A. Third Point LLC
(a) Amount beneficially owned: -0-
(b) Percent of class: 0.0%.
(c) Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote: -0-
(ii)   Shared power to vote or direct the vote: -0-
(iii)  Sole power to dispose or direct the disposition: -0-
(iv)   Shared power to dispose or direct the disposition: -0-

B. Daniel S. Loeb
(a) Amount beneficially owned: -0-
(b) Percent of class: 0.0%
(c) Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote: -0-
(ii)   Shared power to vote or direct the vote: -0-
(iii)  Sole power to dispose or direct the disposition: -0-
(iv)   Shared power to dispose or direct the disposition: -0-

Item 5:                          Ownership of Five Percent or Less of a Class:

Item 5 is hereby amended and restated as follows:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 10:                      Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011

THIRD POINT LLC

By: Daniel S. Loeb, Chief Executive Officer

By: /s/ William Song Name: William Song Title: Attorney-in-Fact

DANIEL S. LOEB

By: /s/ William Song Name: William Song Title: Attorney-in-Fact

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13G WITH RESPECT TO
SHERMEN WSC ACQUISITION CORP. (NOW KNOWN AS WESTWAY GROUP, INC.)]

EXHIBIT INDEX

Exhibit 24:	Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song and Joshua L. Targoff, dated February 9, 2011.